Exhibit 4.37

News Release

NORANDA ANNOUNCES PLANS TO RATIONALIZE MAGNESIUM BUSINESS
Company Cites Major Changes in Global Magnesium Market
and Sharply Lower Prices

Toronto, Ontario, January 28, 2003 — Noranda Inc. today announced that it plans to rationalize its magnesium business to respond to major structural changes which have taken place in the global magnesium industry. The rationalization is expected to improve operating results and cash flow by approximately $100 million. An after-tax charge of $630 million will be reflected in the 2002 year-end financial results.

Noranda has initiated discussions with Société générale de financement du Québec (SGF), which owns 20% of the Magnola plant, with respect to temporarily shutting down the Magnola plant until magnesium prices increase and the resumption of operations is financially justified. However, the company will also review with the SGF the possibility of operating the cast-house section of the plant using purchased metal and expanding Magnola's presence in the magnesium alloy market with the introduction of new specialized alloys.

Production Uneconomic at this Stage

"In 1997, when the decision to go ahead with the project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry," said Derek Pannell, Noranda's President and Chief Executive Officer. "Since that time, the rapidly increasing, low-cost Chinese production, that now sells below the cash production costs of Western magnesium producers, has depressed prices. Chinese producers now supply over 50% of the world's magnesium compared with virtually no exports at all in the early 1990s."

"On many levels the Magnola plant has been successful — the new technology that Noranda developed works and we are producing high-quality magnesium," said Pannell. "However, on the basis of the current price and our expectations of future trends, both for pure magnesium and alloys, we have come to the conclusion that continuing to operate the plant in its present form is uneconomic and the wrong decision for the company."

"Although we firmly believe in a positive future for magnesium, we are facing reality head-on and adjusting to the developments that have occurred in the marketplace," he said.

"The temporary shutdown of the plant and other related restructuring initiatives will improve Noranda's operating results and cash flow by approximately $100 million annually," said Pannell. "The shutdown could be completed before the end of the first quarter, and would last for at least one year but could be longer if magnesium prices do not improve."

There are currently about 380 Magnola employees located at the magnesium operations in Danville, Quebec.

After-tax Charge of $630 million

Noranda also announced that it will record a fourth-quarter 2002 after-tax charge of $630 million to reduce the book value of its magnesium business. The charge represents $2.64 per share and will be reflected in the financial results of the Company for the year ended December 31, 2002. In 2003, a further $28 million after-tax charge related to costs incurred to shut down the plant is expected to be recorded. After the write-down, the book value of Noranda's magnesium business will be $300 million.

$300 Million in New Equity

In a separate press release, also issued today, Noranda announced that it has received a standby commitment from Brascan Corporation to purchase $300 million of a new series of Preferred Shares with a dividend rate of 8%. The net proceeds from any future public equity offering will be used to redeem these preferred shares.

Improved Outlook for Noranda

Actions taken over the past 16 months have improved Noranda's earnings capability:

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The rationalization of operations, including plant shutdowns, will improve future operating income by $110 million per annum, in addition to the actions announced today.

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Exploration and technology expenditures have also been reduced by more than $80 million annually, primarily as a result of having assembled a portfolio of advanced-stage mining projects through acquisitions and discoveries.

•
Initial savings of $11 million achieved as a result of the alignment with Falconbridge have surpassed expectations.

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Liquidity has been enhanced and value surfaced with the creation of the Noranda Income Fund.

Today's announcement, which gives the company access to $300 million of cash equity as well as a $100 million of annual cash flow savings, further improves Noranda's financial and competitive position.

"The firm actions we have taken, the increased leverage to metal prices achieved by our completed capital investment program and the recently improving metal prices will put us on track to substantially improve shareholder returns," Pannell said.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Noranda will be holding a conference call and webcast today at 9:30 EST. The call will be broadcast live on the internet via www.noranda.com.

Note to Editors: See separate Noranda release titled "Noranda announces $300 million preferred share bridge financing" also issued today.

Contacts:

Denis Couture Vice-President, Communications and Public Affairs Noranda Inc. (416) 982-7020 denis.couture@toronto.norfalc.com www.noranda.com	Lars-Eric Johansson Executive Vice-President and Chief Financial Officer Noranda Inc. (416) 982-7139 johanssl@noranda.com